AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 8, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
ISSUER TENDER OFFER STATEMENT
UNDER SECTION 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

INVESCO DYNAMIC CREDIT OPPORTUNITIES FUND
(Name of Subject Company)

INVESCO DYNAMIC CREDIT OPPORTUNITIES FUND
(Name of Filing Person (Issuer))

COMMON SHARES, NO PAR VALUE
(Title of Class of Securities)

46132R104
(CUSIP Number of Class of Securities)

Jeffrey H. Kupor, Esq.
Invesco Dynamic Credit Opportunities Fund
1555 Peachtree Street, N.E.,
Atlanta, Georgia 30309
(404) 439-3463
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

TRANSACTION VALUATION $153,227,531.61 (a)    AMOUNT OF FILING FEE: $16,717.12 (b)

(a)
Pursuant to Rule 0‑11(b)(1) under the Securities Exchange Act of 1934, as amended, the transaction value was calculated by multiplying 12,596,028 Common Shares of Invesco Dynamic Credit Opportunities Fund by $12.16475, 98.5% of the Net Asset Value per share as of the close of ordinary trading on the New York Stock Exchange on August 31, 2021.

(b)	Calculated as $109.10 per $1,000,000 (.0001091) of the Transaction Valuation.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ______________________________
Form or Registration No.: ___________________________________________________
Filing Party: ______________________________________________________________
Date Filed: ________________________________________________________________

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ / third-party tender offer subject to Rule 14d-1.

/X/ issuer tender offer subject to Rule 13e-4.

/ / going-private transaction subject to Rule 13e-3.

/ / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

EXPLANATORY NOTE

Copies of the Offer to Purchase, dated September 8, 2021, and the Letter of Transmittal, among other documents, have been filed by Invesco Dynamic Credit Opportunities Fund, as Exhibits to this Schedule TO, Tender Offer Statement (the “Schedule”), pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934 (the “Exchange Act”).  Unless otherwise indicated, all material incorporated herein by reference in response to items or sub-items of this Schedule is incorporated by reference from the corresponding caption in the Offer to Purchase, including the information provided under those captions.
ITEM 1.  SUMMARY TERM SHEET.
Reference is hereby made to the Summary Term Sheet of the Offer to Purchase, which is attached as Exhibit (a)(1)(i) and is incorporated herein by reference.
ITEM 2.  SUBJECT COMPANY INFORMATION.
(a) The name of the issuer is Invesco Dynamic Credit Opportunities Fund, a diversified, closed-end management investment company organized as a Delaware statutory trust (the “Fund”).  The principal executive offices of the Fund are located at 1555 Peachtree Street, N.E., Atlanta, Georgia 30309.  The telephone number is 800 341-2929.
(b) The title of the subject class of equity securities described in the offer is Common Shares (the “Shares”), with no par value.  As of August 31, 2021, there were 62,980,141 Shares issued and outstanding.

(c) The principal market in which the Shares are traded is the New York Stock Exchange.  For information on the high, low and closing (as of the close of ordinary trading on the New York Stock Exchange on the last day of each of the Fund’s fiscal quarters) net asset values and market prices of the Shares in such principal market for each quarter during the Fund’s past two fiscal years (as well as the last two fiscal quarters), see Section 8, “Price Range of Shares” of the Offer to Purchase, which is incorporated herein by reference.
ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.
(a) The name of the filing person is Invesco Dynamic Credit Opportunities Fund (previously defined as the “Fund”), a diversified, closed-end management investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and organized as a Delaware statutory trust.  The principal executive offices of the Fund are located at 1555 Peachtree Street, N.E., Atlanta, Georgia 30309.  The telephone number is 800 341-2929.  The filing person is the subject company.  The members of the Board of Trustees of the Fund are as follows: Beth Ann Brown, Prema Mathai-Davis, Jack M. Fields, Martin L. Flanagan, Cynthia Hostetler, Eli Jones, Elizabeth Krentzman, Anthony J. LaCava, Jr., Joel W. Motley, Teresa M. Ressel, Ann Barnett Stern, Robert C. Troccoli, Daniel S. Vandivort, James D. Vaughn, and Christopher L. Wilson (Chair).
The executive officers of the Fund are as follows: Sheri Morris, President and Principal Executive Officer, Russell C. Burk, Senior Vice President and Senior Officer, Jeffrey H. Kupor, Senior Vice President, Chief Legal Officer and Secretary, Andrew R. Schlossberg, Senior Vice President, John M. Zerr, Senior Vice President, Gregory G. McGreevey, Senior Vice President, Adrien Deberghes, Principal Financial Officer, Treasurer and Vice President, Michael McMaster, Chief Tax Officer, Vice President and Assistant Treasurer, Crissie M. Wisdom, Anti-Money Laundering Compliance Officer, and Todd F. Kuehl, Chief Compliance Officer and Senior Vice President.

Correspondence to the Trustees and executive officers of the Fund should be mailed to c/o Invesco Dynamic Credit Opportunities Fund, 1555 Peachtree Street, N.E., Atlanta, Georgia 30309, Attn: Secretary.
ITEM 4.  TERMS OF THE TRANSACTION.
(a) The Fund’s Board of Trustees has determined to commence an offer to purchase up to 20%, or 12,596,028 Shares of the Fund’s issued and outstanding Common Shares.  The offer is for cash at a price equal to 98.5% of the Fund’s net asset value per share (“NAV”) as of the close of ordinary trading on the New York Stock Exchange on October 8, 2021, or the next business day after which the offer is extended, upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and the related Letter of Transmittal (which together constitute the “Offer”).
A copy of the Offer to Purchase and the Letter of Transmittal is attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively, each of which is incorporated herein by reference.  For more information on the type and amount of consideration offered to shareholders, the scheduled expiration date, extending the Offer and the Fund’s intentions in the event of oversubscription, see Section 1, “Price; Number of Shares” and Section 15, “Extension of Tender Period; Termination; Amendments” of the Offer to Purchase.  For information on the dates relating to the withdrawal of tendered Shares, the procedures for tendering Shares and withdrawing Shares tendered, and the manner in which Shares will be accepted for payment, see Section 2, “Procedures for Tendering Shares,” Section 3, “Withdrawal Rights,” and Section 4, “Payment for Shares” in the Offer to Purchase.  For information on the federal income tax consequences of the Offer, see Section 2, “Procedures for Tendering Shares,” Section 10, “Certain Effects of the Offer,” and Section 14, “Certain Federal Income Tax Consequences,” in the Offer to Purchase.
(b) The Fund has been informed that no Trustees, officers or affiliates (as the term “affiliate” is defined in Rule 12b-2 under the Exchange Act) of the Fund intend to tender Shares pursuant to the Offer to Purchase and, therefore, the Fund does not intend to purchase Shares from any officer, Trustee or affiliate of the Fund pursuant to the Offer to Purchase.
ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
(e) Reference is hereby made to Section 7, “Plans or Proposals of the Fund,” Section 9, “Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Shares,” and Section 16, “Fees and Expenses” of the Offer to Purchase, which is incorporated herein by reference.  Except as set forth therein, the Fund does not know of any agreement, arrangement or understanding, whether or not legally enforceable, between the Fund (including any of the Fund’s executive officers or Trustees, any person controlling the Fund or any officer or director of any corporation or other person ultimately in control of the Fund) and any other person with respect to any securities of the Fund.  The foregoing includes, but is not limited to:  the transfer or the voting of securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations.
ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a)-(c) Reference is hereby made to Section 6, “Purpose of the Offer,” Section 7, “Plans or Proposals of the Fund,” Section 10, “Certain Effects of the Offer,” and Section 11, “Source and Amount of Funds” of the Offer to Purchase, which is incorporated herein by reference.  Except as noted herein and therein, the events listed in Item 1006(c) of Regulation M-A are not applicable to the Fund (including any of the Fund’s executive officers or Trustees, any person controlling the Fund or any officer or director of any corporation or other person ultimately in control of the Fund).
ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a)-(b) Reference is hereby made to Section 11, “Source and Amount of Funds” of the Offer to Purchase, which is incorporated herein by reference.
(d) Reference is hereby made to Section 9, “Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase, which is incorporated herein by reference.
The information requested by Item 1007(a), (b) and (d) of Regulation M-A is not applicable to the Fund’s executive officers and Trustees, any person controlling the Fund or any executive officer or director of a corporation or other person ultimately in control of the Fund.
ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a)-(b) Reference is hereby made to Section 9, “Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase, which is incorporated herein by reference.  There have not been any transactions in the Shares of the Fund that were effected during the past 60 days by the Fund.  In addition, based upon the Fund’s records and upon information provided to the Fund by its Trustees, executive officers and affiliates (as such term is used in Rule 12b-2 under the Exchange Act), to the best of the Fund’s knowledge, there have not been any transactions involving the Shares of the Fund that were effected during the past 60 days by any executive officer or Trustee of the Fund, any person controlling the Fund, any executive officer or director of any corporation or other person ultimately in control of the Fund or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary.
ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
(a) No persons have been employed, retained or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer.
ITEM 10.  FINANCIAL STATEMENTS.
Not applicable.
ITEM 11.  ADDITIONAL INFORMATION.
(a)(1) Reference is hereby made to Section 9, “Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase, which is incorporated herein by reference.
(a)(2)-(5) Not applicable.
(b) Reference is hereby made to the Offer to Purchase, which is incorporated herein by reference.

ITEM 12.  EXHIBITS.
(a)(1)(i)	Letter to Shareholders from the Senior Vice President, Chief Legal Officer and Secretary of the Fund and Offer to Purchase (filed herewith)
(a)(1)(ii)	Letter of Transmittal (filed herewith)
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed herewith)
(a)(1)(iv)	Letter to Clients and Client Instruction Form (filed herewith)
(a)(1)(v)	Notice of Guaranteed Delivery (filed herewith)
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (filed herewith)
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)	Press Release dated September 3, 2021 (previously filed on Schedule TO via EDGAR on September 3, 2021)
(b)	Not applicable
(d)(1)	Depositary Agreement, dated August 24, 2021, between the American Stock Transfer & Trust Company, LLC and the Fund (filed herewith)
(d)(2)	Information Agent Agreement between AST Fund Solutions, LLC and the Fund (filed herewith)
(d)(3)	Amended and Restated Master Investment Advisory Agreement, dated July 1, 2020, between the Registrant and Invesco Advisers, Inc. (filed herewith)
(d)(4)
Amended and Restated Master Intergroup Sub-Advisory Contract, dated July 1, 2020, between Invesco Advisers, Inc. and each of Invesco Canada Ltd., Invesco Asset Management Deutschland GmbH, Invesco Asset Management Ltd., Invesco Asset Management (Japan) Limited, Invesco Hong Kong Limited and Invesco Senior Secured Management, Inc. (filed herewith)

(d)(5)
Master Custodian Contract, dated June 1, 2018, between Registrant and State Street Bank and Trust Company (incorporated by reference to Exhibit g of Post-Effective Amendment No. 110 to AIM Sector Funds (Invesco Sector Funds’) Registration Statement on Form N-1A filed with the Securities and Exchange Commission on August 27, 2019)

(d)(6)
Updated Appendix A to Master Custodian Contract, dated November 30, 2018 (incorporated by reference to Exhibit g of Post-Effective Amendment No. 110 to AIM Sector Funds (Invesco Sector Funds’) Registration Statement on Form N-1A filed with the Securities and Exchange Commission on August 27, 2019)

(d)(7)
Transfer Agency and Service Agreement, dated October 1, 2016, between Registrant and Computershare Trust Company, N.A. and Computershare Inc. (incorporated by reference to Exhibit (k)(ii)(7) to Registrant’s report on Form N-2 filed with the Securities and Exchange Commission on June 26, 2017)

(d)(8)
Amendment No. 1 to Transfer Agency and Service Agreement, dated November 21, 2016 (incorporated by reference to Exhibit (k)(ii)(8) to Registrant’s report on Form N-2 filed with the Securities and Exchange Commission on June 26, 2017)

(d)(9)	Updated Schedule A to Transfer Agency and Service Agreement, dated November 27, 2017 (filed herewith)
(d)(10)	Amendment No. 2 to Transfer Agency and Service Agreement, dated October 1, 2019 (filed herewith)
(d)(11)	Amended and Restated Master Administrative Services Agreement, dated July 1, 2020, between Registrant and Invesco Advisers, Inc. (filed herewith)

(d)(12)
Credit Agreement, dated as of December 10, 2015, between registrant and State Street Bank and Trust Company (incorporated by reference to Exhibit (k)(iv)(1) to Pre-Effective Amendment No. 1 to Registrant’s report on Form N-2/A filed with the Securities and Exchange Commission on March 23, 2016)

(d)(13)
Amendment No. 1 to Credit Agreement, dated December 8, 2016 (incorporated by reference to Exhibit (k)(iv)(2) to Registrant’s report on Form N-2 filed with the Securities and Exchange Commission on June 26, 2017)

(d)(14)
Amendment No. 2 to Credit Agreement, dated December 7, 2017 (incorporated by reference to Exhibit (k)(iv)(3) to Registrant’s report on Form N-2 filed with the Securities and Exchange Commission on June 26, 2018)

(d)(15)
Amendment No. 3 to Credit Agreement, dated April 27, 2018 (incorporated by reference to Exhibit (k)(iv)(4) to Registrant’s report on Form N-2 filed with the Securities and Exchange Commission on June 26, 2018)

(d)(16)	Amendment No. 4 to Credit Agreement, dated December 6, 2018 (incorporated by reference to Exhibit (d)(23) to Registrant’s Schedule TO Issuer Tender Offer Statement filed on November 1, 2019)
(d)(17)	Amendment No. 5 to Credit Agreement, dated December 5, 2019 (filed herewith)
(d)(18)	Amendment No. 6 to Credit Agreement, dated December 3, 2020 (filed herewith)
(g)	Not applicable
(h)	Not applicable

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
INVESCO DYNAMIC CREDIT OPPORTUNITIES FUND
/s/ Jeffrey H. Kupor Jeffrey H. Kupor Senior Vice President, Chief Legal Officer and Secretary

September 8, 2021

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

(a)(1)(i)	Letter to Shareholders from the Senior Vice President, Chief Legal Officer and Secretary of the Fund and Offer to Purchase
(a)(1)(ii)	Letter of Transmittal
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(iv)	Letter to Clients and Client Instruction Form
(a)(1)(v)	Notice of Guaranteed Delivery
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
(d)(1)	Depositary Agreement, dated August 24, 2021, between the American Stock Transfer & Trust Company, LLC and the Fund
(d)(2)	Information Agent Agreement, dated August 25, 20210, between AST Fund Solutions, LLC and the Fund
(d)(3)	Amended and Restated Master Investment Advisory Agreement, dated July 1, 2020, between the Registrant and Invesco Advisers, Inc.
(d)(4)
Amended and Restated Master Intergroup Sub-Advisory Contract, dated July 1, 2020, between Invesco Advisers, Inc. and each of Invesco Canada Ltd., Invesco Asset Management Deutschland GmbH, Invesco Asset Management Ltd., Invesco Asset Management (Japan) Limited, Invesco Hong Kong Limited, and Invesco Senior Secured Management, Inc.

(d)(9)	Updated Schedule A to Transfer Agency and Service Agreement, dated November 27, 2017
(d)(10)	Amendment No. 2 to Transfer Agency and Service Agreement, dated October 1, 2019
(d)(11)	Amended and Restated Master Administrative Services Agreement, dated July 1, 2020, between Registrant and Invesco Advisers, Inc.
(d)(17)	Amendment No. 5 to Credit Agreement, dated December 5, 2019
(d)(18)	Amendment No. 6 to Credit Agreement, dated December 3, 2020